

September 6, 2013

<u>Via E-mail</u>
Bradford C. Burkett
Chief Executive Officer
OnCure Holdings, Inc.
188 Inverness Drive West
Suite 650
Englewood, CO 80112

> **Re:** **OnCure Holdings, Inc.**
> **Application for Qualification of Indenture on Form T-3**
> **Filed August 27, 2013**
> **File No. 022-28992**

Dear Mr. Burkett:

We have limited our review of your application for qualification of the trust indenture identified in the Form T-3 to the issue we have addressed in our comment. Please respond to this letter by amending your application as requested. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application and the information you provide in response to this comment, we may have additional comments.

<u>Index to Exhibits, pages 44-50</u>

1. In order to qualify your indenture under the Trust Indenture Act of 1939, you must have all required exhibits on file at the time of qualification, including the following:
    *   the form of indenture governing the notes;
    *   the disclosure statement for the plan of reorganization;
    *   the plan of reorganization; and
    *   the order approving the disclosure statement, establishing the relevant dates, approving procedures relating to votes on or objections to the plan, and approving the manner and forms of notice and other related documents.

    Please file by pre-effective amendment these exhibits to your Form T-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Trust Indenture Act of 1939 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending application for qualification of the trust indenture, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Section 307(c) regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939 as they relate to the qualification of the indenture.

Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Aaron Singer, Esq.
Latham & Watkins LLP